Exhibit 99.5

The following interim unaudited condensed consolidated financial data of Medco Health Solutions, Inc. and its subsidiaries (“Medco”) is being provided as an exhibit to this Form S-4 filed by Express Scripts Holding Company.

The following unaudited consolidated financial statements of Medco are identical to the financial statements as previously furnished as Exhibit 99.1 to Express Scripts Holding Company’s Form 8-K filed May 10, 2012, except for the addition of Note 12 setting forth the condensed consolidating financial information with respect to the Medco subsidiary guarantors of the senior notes previously issued by Express Scripts Holding Company in November 2011 and February 2012, in accordance with Rule 3-10 of Regulation S-X.

MEDCO HEALTH SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In millions, except for share data)

	March 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$1,025.9	$229.1
Short-term investments	2.6	2.6
Manufacturer accounts receivable, net	1,895.2	2,132.7
Client accounts receivable, net	2,432.2	2,737.6
Inventories, net	830.9	897.8
Prepaid expenses and other current assets	418.0	400.7
Deferred tax assets	316.1	280.0

Total current assets	6,920.9	6,680.5
Property and equipment, net	1,139.1	1,108.4
Goodwill	6,973.9	6,953.8
Intangible assets, net	2,085.9	2,148.0
Other noncurrent assets	58.0	72.1

Total assets	$17,177.8	$16,962.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Claims and other accounts payable	$3,204.2	$3,375.5
Client rebates and guarantees payable	2,238.3	2,357.7
Accrued expenses and other current liabilities	1,067.4	973.4
Short-term debt	1,041.4	42.7
Current portion of long-term debt	1,299.6	2,000.0

Total current liabilities	8,850.9	8,749.3
Long-term debt, net	2,699.7	3,001.6
Deferred tax liabilities	984.0	988.4
Other noncurrent liabilities	203.3	214.1

Total liabilities	12,737.9	12,953.4

Commitments and contingencies (See Note 10)

Stockholders’ equity:
Preferred stock, par value $0.01—authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Common stock, par value $0.01—authorized: 2,000,000,000 shares; issued: 678,254,474 shares at March 31, 2012 and 673,083,808 shares at December 31, 2011	6.8	6.7
Accumulated other comprehensive loss	(55.8)	(57.6)
Additional paid-in capital	9,004.1	8,820.6
Retained earnings	8,337.7	8,092.6

	17,292.8	16,862.3
Treasury stock, at cost: 285,620,728 shares at March 31, 2012 and at December 31, 2011	(12,852.9)	(12,852.9)

Total stockholders’ equity	4,439.9	4,009.4

Total liabilities and stockholders’ equity	$17,177.8	$16,962.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In millions, except for per share data)

	Quarters Ended
	March 31, 2012	March 26, 2011
Product net revenues (Includes retail co-payments of $2,414 for 2012, and $2,513 for 2011)	$15,649.0	$16,661.8
Service revenues	382.8	357.8

Total net revenues	16,031.8	17,019.6

Cost of operations:
Cost of product net revenues (Includes retail co-payments of $2,414 for 2012, and $2,513 for 2011)	14,901.7	15,828.9
Cost of service revenues	132.0	120.4

Total cost of revenues	15,033.7	15,949.3
Selling, general and administrative expenses	471.6	387.1
Amortization of intangibles	71.0	73.2
Interest expense	52.4	51.9
Interest (income) and other (income) expense, net	(1.6)	2.3

Total costs and expenses	15,627.1	16,463.8

Income before provision for income taxes	404.7	555.8
Provision for income taxes	159.6	222.7

Net income	$245.1	$333.1

Basic weighted average shares outstanding	389.8	405.5
Basic earnings per share	$0.63	$0.82

Diluted weighted average shares outstanding	397.2	414.2
Diluted earnings per share	$0.62	$0.80

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In millions)

	Quarters Ended
	March 31, 2012	March 26, 2011
Net income	$245.1	$333.1
Other comprehensive income, net of tax:
Foreign currency translation gain and other	1.1	9.5
Amortization of unrealized loss on cash flow hedge	0.5	0.6
Defined benefit plans activity	0.2	16.7

Other comprehensive income	1.8	26.8

Total comprehensive income	$246.9	$359.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

(Shares in thousands; $ in millions, except for per share data)

	Shares of Common Stock Issued	Shares of Treasury Stock	$0.01 Par Value Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2011	673,084	285,621	$6.7	$(57.6)	$8,820.6	$8,092.6	$(12,852.9)	$4,009.4

Net income	—	—	—	—	—	245.1	—	245.1
Other comprehensive income (loss)	—	—	—	1.8	—	—	—	1.8

Stock option activity, including tax benefit	4,089	—	0.1	—	173.4	—	—	173.5
Issuance of common stock under employee stock purchase plan	156	—	—	—	11.0	—	—	11.0
Restricted stock unit activity, including tax benefit	925	—	—	—	(0.9)	—	—	(0.9)
Balances at March 31, 2012	678,254	285,621	$6.8	$(55.8)	$9,004.1	$8,337.7	$(12,852.9)	$4,439.9

The accompanying notes are an integral part of this condensed consolidated financial statement.

MEDCO HEALTH SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Quarters Ended
	March 31, 2012	March 26, 2011
Cash flows from operating activities:
Net income	$245.1	$333.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	56.4	51.0
Amortization of intangibles	71.0	73.2
Deferred income taxes	(77.2)	(26.3)
Stock-based compensation on employee stock plans	47.1	40.3
Tax benefit on employee stock plans	84.5	45.8
Excess tax benefits from stock-based compensation arrangements	(46.1)	(17.9)
Other	44.3	0.6
Net changes in assets and liabilities (net of acquisition effects):
Manufacturer accounts receivable, net	237.5	(20.4)
Client accounts receivable, net	264.2	198.3
Inventories, net	66.9	(94.8)
Prepaid expenses and other current assets	(17.3)	0.1
Other noncurrent assets	10.1	(8.2)
Claims and other accounts payable	(171.3)	(527.6)
Client rebates and guarantees payable	(119.4)	69.2
Accrued expenses and other current and noncurrent liabilities	78.1	(22.4)

Net cash provided by operating activities	773.9	94.0

Cash flows from investing activities:
Capital expenditures	(86.0)	(44.5)
Purchases of securities and other assets	—	(2.5)
Acquisitions of businesses, net of cash acquired	(24.1)	—
Proceeds from sale of securities and other investments	—	12.7

Net cash used by investing activities	(110.1)	(34.3)

Cash flows from financing activities:
Proceeds from long-term revolving credit facility	25.0	3,612.2
Repayments of long-term revolving credit facility	(1,025.0)	(3,612.2)
Proceeds from short-term debt	1,000.0	253.3
Repayments of short-term debt	(1.3)	(250.0)
Debt issuance costs	(0.8)	—
Purchases of treasury stock	—	(836.6)
Excess tax benefits from stock-based compensation arrangements	46.1	17.9
Net proceeds from employee stock plans	89.0	29.4

Net cash provided by (used by) financing activities	133.0	(786.0)

Net increase (decrease) in cash and cash equivalents	796.8	(726.3)
Cash and cash equivalents at beginning of period	229.1	853.4

Cash and cash equivalents at end of period	$1,025.9	$127.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of Medco and its subsidiaries have been prepared pursuant to the Securities and Exchange Commission’s (“SEC”) rules and regulations. Accordingly, certain information and disclosures required by accounting principles generally accepted in the United States for complete consolidated financial statements are not included herein. We believe all adjustments necessary for a fair statement of the unaudited interim condensed consolidated financial statements have been included, and are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Medco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Medco’s first fiscal quarters for 2012 and 2011 each consisted of 13 weeks and ended on March 31, 2012 and March 26, 2011, respectively.

On July 20, 2011, Medco entered into an Agreement and Plan of Merger with Express Scripts, Inc. (“ESI”) and certain of its subsidiaries (as amended on November 7, 2011 by Amendment No. 1 thereto, the “Merger Agreement”) providing for the combination of ESI and Medco (the “Merger”) under a new holding company, now named Express Scripts Holding Company (“Express Scripts” or the “Parent”). The shareholders approved the Merger on December 21, 2011 and the Merger was completed on April 2, 2012. As a result of the Merger, former Medco stockholders and ESI stockholders now own stock in Express Scripts Holding Company. We believe the Merger will combine the expertise of two complementary pharmacy benefit managers to increase efforts to lower the cost of prescription drugs and improve the quality of care.

For more information, see Note 11, “Subsequent Events—Merger,” to the unaudited interim condensed consolidated financial statements included in this Current Report on Form 8-K. The accompanying unaudited interim condensed consolidated financial statements include pre-tax merger-related expenses associated with the Merger.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, in the unaudited condensed consolidated statements of cash flows, income taxes receivable has been combined with prepaid expenses and other current assets.

2. RECENTLY ADOPTED FINANCIAL ACCOUNTING STANDARD

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard with respect to the presentation of other comprehensive income in financial statements. The main provisions of the standard provide that an entity that reports other comprehensive income has the option to present comprehensive income in either a single statement or in a two-statement approach. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In the two-statement approach, an entity must present the components of net income and total net income in the first statement, followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In December 2011, the FASB issued additional guidance on this standard which deferred the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component, in both the statement where net income is presented and the statement where other comprehensive income is presented for both the interim and annual financial statements. Medco’s adoption of this standard in fiscal year 2012 impacted the presentation of certain information within the financial statements, but did not impact Medco’s financial position, results of operations, or cash flows.

3. CONCENTRATION OF RISKS

For the first quarter of 2012 and 2011, UnitedHealth Group Incorporated (“UnitedHealth Group”), Medco’s largest client, represented 18% and 17% of Medco’s net revenues, respectively. On July 21, 2011, Medco announced that its pharmacy benefit services agreement with UnitedHealth Group would not be renewed. The UnitedHealth Group agreement expires on December 31, 2012 and there is a transition agreement through April 1, 2014 which covers the anticipated time period to transition the business. In addition to UnitedHealth Group, other top 10 clients representing approximately 13% of Medco’s full year 2011 net revenues did not renew for 2012 as a result of acquisitions by competitors or transitioning in the normal course of business.

4. FAIR VALUE DISCLOSURES

Fair Value Measurements

The inputs used to measure fair value fall into the following fair value hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

Medco utilizes the best available information in measuring fair value. The following tables set forth, by level within the fair value hierarchy, Medco’s financial assets recorded at fair value on a recurring basis ($ in millions):

Fair Value Measurements at Reporting Date

Description	March 31, 2012		Level 1	Level 2
Money market mutual funds	$437.0	(1)	$437.0	$—
Fair value of interest rate swap agreements	10.1	(2)	—	10.1

(1)	Reported in cash and cash equivalents on the unaudited interim condensed consolidated balance sheet.
(2)	Reported in other noncurrent assets on the unaudited interim condensed consolidated balance sheet.

Fair Value Measurements at Reporting Date

Description	December 31, 2011		Level 1	Level 2
Fair value of interest rate swap agreements	$12.9	(1)	$—	$12.9

(1)	Reported in other noncurrent assets on the unaudited interim condensed consolidated balance sheet.

Medco’s money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the consolidated balance sheets at the principal amounts deposited, which equals the asset values quoted by the money market fund custodians. The fair value of Medco’s obligation under its interest rate swap agreements, which hedge interest costs on the 7.25% senior notes, is based upon observable market-based inputs that reflect the present values of the differences between estimated future fixed rate payments and future variable rate receipts, and therefore are classified within Level 2. Historically, there have not been significant fluctuations in the fair value of Medco’s financial assets.

Fair Value of Financial Instruments

The term loan and revolving credit obligations under Medco’s senior unsecured bank credit facilities had a floating interest rate and as a result, the carrying amounts of the debt, as well as the short-term and long-term investments approximated fair values as of March 31, 2012 and December 31, 2011. Medco estimates fair market value for these assets and liabilities based on their market values or estimates of the present value of their future cash flows.

The carrying amounts and the fair values of Medco’s senior notes are shown in the following table ($ in millions):

	March 31, 2012			December 31, 2011
	Carrying Amount		Fair Value(3)	Carrying Amount(1)	Fair Value(3)
7.25% senior notes due 2013	$499.3	(1)	$540.5	$499.1	$540.2
6.125% senior notes due 2013	299.6	(2)	314.4	299.5	316.0
2.75% senior notes due 2015	499.9	(1)	513.9	499.9	499.1
7.125% senior notes due 2018	1,191.4	(1)	1,445.8	1,191.2	1,416.7
4.125% senior notes due 2020	499.0	(1)	508.3	499.0	503.8

(1)	Reported in long-term debt, net, on the unaudited interim condensed consolidated balance sheets, net of unamortized discount.
(2)	Reported in current portion of long-term debt, net, on the unaudited interim condensed consolidated balance sheet, net of unamortized discount.
(3)	Classified as Level 1 in the fair value hierarchy.

The fair values of the senior notes are based on observable relevant market information such as quoted prices in active markets; and therefore are classified as Level 1 in the fair value hierarchy. Fluctuations between the carrying amounts and the fair values of the senior notes for the periods presented are associated with changes in market interest rates.

5. EARNINGS PER SHARE (“EPS”)

The following is a reconciliation of the number of weighted average shares used in the basic and diluted EPS calculations (amounts in millions):

	Quarters Ended
	March 31, 2012	March 26, 2011
Basic weighted average shares outstanding	389.8	405.5
Dilutive common stock equivalents:
Outstanding stock options, restricted stock units and restricted stock	7.4	8.7

Diluted weighted average shares outstanding	397.2	414.2

Medco treats stock options and restricted stock units as potential common shares outstanding in computing diluted earnings per share. Under the treasury stock method on a grant by grant basis, the amount the employee or director must pay for exercising the award, the amount of compensation cost for future service that Medco has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible, are assumed to be used to repurchase shares at the average market price during the period. For the quarters ended March 31, 2012 and March 26, 2011, there were outstanding options to purchase 12.2 million and 11.9 million shares of Medco stock, respectively, which were not dilutive to the EPS calculations when applying the treasury stock method, which primarily reflects the share price being below the option exercise price. The decreases in the basic weighted average shares outstanding and diluted weighted average shares outstanding for the quarter ended March 31, 2012 compared to the same period in 2011 primarily result from the repurchase of approximately 269.7 million shares of stock in connection with Medco’s share repurchase programs since inception in 2005 through the first quarter of 2011, compared to an equivalent amount of 285.5 million shares repurchased inception-to-date through the end of the first quarter of 2012. Medco repurchased approximately 13.5 million shares of stock in the first quarter of 2011 and repurchased none in the first quarter of 2012. In accordance with the FASB’s earnings per share standard, weighted average treasury shares are not considered part of the basic or diluted shares outstanding.

6. ACCOUNTS RECEIVABLE

Medco separately reports accounts receivable due from manufacturers and accounts receivable due from clients. Client accounts receivable, net, are presented net of allowance for doubtful accounts and include a reduction for rebates and guarantees payable to clients when such are settled on a net basis in the form of an invoice credit. As of March 31, 2012 and December 31, 2011, identified net Specialty Pharmacy accounts receivable, primarily due from payors and patients, amounted to $789.5 million and $508.8 million, respectively. Medco’s client accounts receivable also include receivables from the Centers for Medicare & Medicaid Services (“CMS”) for Medco’s Medicare Part D Prescription Drug Program (“Medicare Part D”) product offerings and premiums from members. As of March 31, 2012 and December 31, 2011, the CMS receivable was approximately $144.1 million and $86.0 million, respectively.

Medco’s allowance for doubtful accounts as of March 31, 2012 and December 31, 2011 of $137.2 million and $124.6 million, respectively, includes $100.8 million and $94.3 million, respectively, related to the Specialty Pharmacy segment. The relatively higher allowance for the Specialty Pharmacy segment reflects a different credit risk profile than the pharmacy benefit management (“PBM”) business, and is characterized by reimbursement through medical coverage, including government agencies, and higher patient co-payments. See Note 9, “Segment and Geographic Data,” to the unaudited interim condensed consolidated financial statements included in this Current Report on Form 8-K for more information on the Specialty Pharmacy segment. In addition, Medco’s allowance for doubtful accounts reflects amounts associated with member premiums for its Medicare Part D product offerings.

7. DEBT

Medco’s debt consists of the following ($ in millions):

	March 31, 2012	December 31, 2011
Short-term debt:
Accounts receivable financing facility	$—	$—
Short-term senior unsecured revolving credit facility	1,000.0	—
Other	41.4	42.7

Total short-term debt	1,041.4	42.7

Current portion of long-term debt	1,299.6	2,000.0

Long-term debt:
Senior unsecured revolving credit facility	—	—
Senior unsecured term loan	—	—
7.25% senior notes due 2013, net of unamortized discount	499.3	499.1
6.125% senior notes due 2013, net of unamortized discount	—	299.5
2.75% senior notes due 2015, net of unamortized discount	499.9	499.9
7.125% senior notes due 2018, net of unamortized discount	1,191.4	1,191.2
4.125% senior notes due 2020, net of unamortized discount	499.0	499.0
Fair value of interest rate swap agreements	10.1	12.9

Total long-term debt	2,699.7	3,001.6

Total debt	$5,040.7	$5,044.3

A complete description of Medco’s debt may be found in Note 8, “Debt,” to the audited consolidated financial statements included in Part II, Item 8 of Medco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The following provides recent updates:

Five-Year Credit Facilities. On April 30, 2007, Medco entered into a senior unsecured credit agreement, which is available for general working capital requirements. The facility consists of a $1 billion, 5-year senior unsecured term loan and a $2 billion, 5-year senior unsecured revolving credit facility. The facility was due to mature on April 30, 2012, and therefore Medco classified all outstanding balances related to the facility, representing $1.0 billion under the revolving credit facility and the $1.0 billion senior unsecured term loan, as current portion of long-term debt as of December 31, 2011. As of December 31, 2011, Medco had $999.0 million available for borrowing under the revolving credit facility, after giving effect to prior net draw-downs of $1 billion and $1 million in issued letters of credit.

There were draw-downs of $25.0 million and repayments of $1,025.0 million under the revolving credit facility during the first quarter of 2012. Medco refinanced the $2 billion unsecured revolving credit facility on January 23, 2012. The $1 billion senior unsecured term loan was outstanding as of March 31, 2012 and was subsequently repaid upon the completion of the Merger.

Short-Term Revolving Credit Facility. On January 23, 2012, Medco completed a new bank financing for a $2 billion 364-day senior unsecured revolving credit facility (“new credit facility”). In addition to replacing Medco’s existing $2 billion senior unsecured revolving credit facility, the new credit facility was available to support Medco’s general corporate activities, working capital requirements and capital expenditures. The new credit facility incurred interest at LIBOR plus a 1.375 percent margin, with a 15 basis point commitment fee due on the unused revolving credit facility. As of March 31, 2012, Medco had $999.0 million available for borrowing under the revolving credit facility, after giving effect to prior net draw-downs of $1 billion and $1 million in issued letters of credit.

Upon the completion of the Merger on April 2, 2012, all amounts outstanding under the new credit facility became immediately due and payable and the new credit facility was immediately terminated. See Note 11, “Subsequent Events—Merger,” to the unaudited interim condensed consolidated financial statements included in this Current Report on Form 8-K for more information.

7.25% Senior Notes. In August 2003, in connection with Medco’s spin-off, Medco completed an underwritten public offering of $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.195 percent of par value. The senior notes bear interest at a rate of 7.25% per annum, with an effective interest rate of 7.365%, and mature on August 15, 2013. Medco may redeem all or part of these notes at any time or from time to time at its option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed, or (ii) the sum of the present values of 107.25% of the principal amount of the notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at a semi-annual equivalent yield to a comparable U.S. Treasury security for such redemption date plus 50 basis points.

Medco entered into five interest rate swap agreements in 2004. These swap agreements, in effect, converted $200 million of the $500 million of 7.25% senior notes to variable interest rate debt. The swaps have been designated as fair value hedges and have an expiration date of August 15, 2013, consistent with the maturity date of the senior notes. The fair value of the derivatives outstanding, which is based upon observable market-based inputs that reflect the present values of the difference between estimated future fixed rate payments and future variable rate receipts, represented net receivables of $10.1 million and $12.9 million as of March 31, 2012 and December 31, 2011, respectively, which are reported in other noncurrent assets, with offsetting amounts reported in long-term debt, net, on Medco’s consolidated balance sheets. These are the amounts that Medco would have received from third parties if the derivative contracts had been settled. Under the terms of these swap agreements, Medco receives a fixed rate of interest of 7.25% on $200 million and pays variable interest rates based on the six-month LIBOR plus a weighted average spread of 3.05%. The payment dates under the agreements coincide with the interest payment dates on the hedged debt instruments and the difference between the amounts paid and received is included in interest expense.

On April 6, 2012, Medco issued a notice of redemption to the holders of its 7.25% Senior Notes due August 15, 2013. For more information, see Note 11, “Subsequent Events—Merger,” to the unaudited interim condensed consolidated financial statements included in this Current Report on Form 8-K.

6.125% Senior Notes. The 6.125% senior notes are due to mature on March 15, 2013, and therefore the notes, net of unamortized discount, of $299.6 million are classified in current portion of long-term debt on the unaudited interim condensed consolidated balance sheet as of March 31, 2012.

Covenants. All of the senior notes are subject to customary affirmative and negative covenants, including limitations on sale/leaseback transactions; limitations on liens; limitations on mergers and similar transactions; and a covenant with respect to certain change of control triggering events. The 6.125% senior notes and the 7.125% senior notes are also subject to an interest rate adjustment in the event of a downgrade in the ratings to below investment grade. In addition, the senior unsecured bank credit facilities and the accounts receivable financing facility are subject to covenants, including, among other items, maximum leverage ratios. We believe Medco was in compliance with all covenants at March 31, 2012 and December 31, 2011.

8. PENSION AND OTHER POSTRETIREMENT BENEFITS

Net Pension and Postretirement Benefit Cost

Medco maintains an unfunded postretirement healthcare benefit plan for a limited number of retirees. The net credit for these postretirement benefits consisted of the following components ($ in millions):

	Quarters Ended
	March 31, 2012	March 26, 2011
Service cost	$—	$0.1
Interest cost	—	0.1
Amortization of prior service credit	(0.2)	(0.4)
Net amortization of actuarial losses	0.1	0.1
Gain recognized due to curtailment	—	(30.6)

Net postretirement benefit credit	$(0.1)	$(30.7)

In January 2011, Medco amended its postretirement healthcare benefit plan, discontinuing the benefit for all active non-retirement eligible employees. Medco had previously reduced and capped the benefit through a 2003 plan amendment, the effect of which resulted in a prior service credit reflected as a component of accumulated other comprehensive loss in stockholders’ equity. The prior service credit is associated with the plan in place before Medco became an independent, publicly traded company in 2003. The elimination of the postretirement healthcare benefit for all active non-retirement eligible employees was accounted for as a curtailment of the plan and resulted in a gain of $30.6 million, pre-tax, $22.6 million of which is reported in cost of product net revenues and $8.0 million of which is reported in selling, general and administrative expenses on the unaudited interim condensed consolidated statement of income for the quarter ended March 26, 2011.

The net (benefit) cost for Medco’s pension plans consisted of the following components ($ in millions):

	Quarters Ended
	March 31, 2012	March 26, 2011
Service cost	$—	$1.2
Interest cost	2.2	2.5
Expected return on plan assets	(3.7)	(3.8)
Amortization of prior service cost	—	—
Net amortization of actuarial losses	0.4	—
Gain recognized due to plan freeze(1)	—	(9.7)

Net pension (benefit) cost	$(1.1)	$(9.8)

(1)	In January 2011, Medco amended its defined benefit pension plans, freezing the benefit for all participants effective in the first quarter of 2011. The freeze of the defined benefit pension plans coincided with an enhanced 401(k) plan company match.

9. SEGMENT AND GEOGRAPHIC DATA

Reportable Segments. Medco has two reportable segments, PBM and Specialty Pharmacy. The PBM segment primarily involves sales of traditional prescription drugs and supplies to Medco’s clients and members or patients, either through its networks of contractually affiliated retail pharmacies or Medco’s mail-order pharmacies. The PBM segment also includes the operating results of Europa Apotheek Venlo B.V., which primarily provides mail-order pharmacy services in Germany, and the operating results of United BioSource Corporation, which extends Medco’s core capabilities in data analytics and research.

The Specialty Pharmacy segment includes the sale of specialty pharmacy products and services for the treatment of primarily complex and potentially life-threatening diseases, including specialty infusion services. Medco defines the Specialty Pharmacy segment based on a product set and associated services, broadly characterized to include drugs that are usually high-cost, developed by biotechnology companies and often injectable or infusible, and may require elevated levels of patient support. When dispensed, these products frequently require ancillary administration equipment, special packaging, and a higher degree of patient-oriented customer service, including in-home nursing services and administration. Specialty pharmacy products and services are often covered through client PBM contracts. Specialty pharmacy products and services are also covered through medical benefit programs with the primary payors being insurance companies and government programs, and patients for amounts due for co-payments and deductibles.

Selected Segment Income and Asset Information. Total net revenues and operating income are measures used by the chief operating decision maker to assess the performance of each of Medco’s operating segments. The following tables present selected financial information about Medco’s reportable segments, including a reconciliation of operating income to income before provision for income taxes ($ in millions):

	Quarter Ended March 31, 2012			Quarter Ended March 26, 2011
	PBM	Specialty Pharmacy	Total	PBM	Specialty Pharmacy	Total
Product net revenues	$12,267.4	$3,381.6	$15,649.0	$13,605.1	$3,056.7	$16,661.8
Service revenues	359.1	23.7	382.8	340.0	17.8	357.8

Total net revenues	12,626.5	3,405.3	16,031.8	13,945.1	3,074.5	17,019.6
Total cost of revenues	11,844.9	3,188.8	15,033.7	13,076.3	2,873.0	15,949.3
Selling, general and administrative expenses	405.4	66.2	471.6	316.7	70.4	387.1
Amortization of intangibles	60.5	10.5	71.0	62.7	10.5	73.2

Operating income	$315.7	$139.8	$455.5	$489.4	$120.6	$610.0
Reconciling items to income before provision for income taxes:
Interest expense			52.4			51.9
Interest (income) and other (income) expense, net			(1.6)			2.3

Income before provision for income taxes			$404.7			$555.8

Capital expenditures	$82.6	$3.4	$86.0	$40.1	$4.4	$44.5

Identifiable Assets:

	As of March 31, 2012			As of December 31, 2011
	PBM	Specialty Pharmacy	Total	PBM	Specialty Pharmacy	Total
Total identifiable assets	$13,596.4	$3,581.4	$17,177.8	$13,393.1	$3,569.7	$16,962.8

Geographic Information. Medco’s net revenues from its foreign operations represented 1% of consolidated net revenues for the quarter ended March 31, 2012 and less than 1% for the quarter ended March 26, 2011. All other revenues are earned in the United States.

10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, Medco is involved in litigation, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those relating to regulatory, commercial, employment, employee benefits and securities matters. The significant matters are described below.

There is uncertainty regarding the possible course and outcome of the proceedings discussed below. Although it is not feasible to predict or determine the final outcome of any proceedings with certainty, we believe there is no litigation pending against Medco that could have, individually or in the aggregate, a material adverse effect on Medco’s business, financial condition, liquidity and operating results. However, there can be no assurances that an adverse outcome in any of the proceedings described below will not result in material fines, penalties and damages, changes to Medco’s business practices, loss of (or litigation with) clients or a material adverse effect on Medco’s business, financial condition, liquidity and operating results. It is also possible that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of one or more of these matters, or changes in Medco’s assumptions or its strategies related to these proceedings. Medco continues to believe that its business practices comply in all material respects with applicable laws and regulations and is vigorously defending itself in the actions described below. Medco believes that most of the claims made in these proceedings would not likely be covered by insurance.

In accordance with the FASB’s standard on accounting for contingencies, Medco records accruals for contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These assessments can involve a series of complex judgments about future events and may rely heavily on estimates and assumptions that have been deemed reasonable by management. Due to the uncertainty surrounding the issues involved in each of the below matters and based on the facts and circumstances of each matter known to date, Medco believes that an estimate of any loss or range of loss that may be incurred cannot be made at this time.

Government Proceedings and Requests for Information. Medco is aware of the existence of three qui tam matters—two are sealed and in the third, the government has declined to intervene and the complaint has been unsealed. The sealed first action is filed in the Eastern District of Pennsylvania and it appears to allege that Medco billed government payors using invalid or out-of-date national drug codes. The sealed second action is filed in the District of New Jersey and appears to allege that Medco charged government payors a different rate than it reimbursed pharmacies; engaged in duplicate billing; refilled prescriptions too soon; and billed government payors for prescriptions written by unlicensed physicians and physicians with invalid Drug Enforcement Agency authorizations. The Department of Justice has not yet made any decision as to whether it will intervene in either of these matters. The matters are under seal and U.S. District Court orders prohibit Medco from answering inquiries about the complaints. Medco was notified of the existence of these two qui tam matters during settlement negotiations on an unrelated matter with the Department of Justice in 2006. Medco does not know the identities of the relators in either of these matters. We are not able to predict with certainty the timing or outcome of these matters.

The third qui tam matter in which the government has declined to intervene, relates to PolyMedica Corporation, a subsidiary of Medco acquired in the fourth quarter of 2007. This matter is progressing as a civil litigation, United States of America ex. rel. Lucas W. Matheny and Deborah Loveland vs. Medco Health Solutions, Inc., et al., in the U.S. District Court for the Southern District of Florida, although the government could decide to intervene at any point during the course of the litigation. The complaint largely includes allegations regarding the application of invoice payments. In July 2010, the U.S. District Court for the Southern District of Florida dismissed the action without prejudice. The plaintiffs re-filed the complaint and upon a motion to dismiss, the U.S. District Court for the Southern District of Florida dismissed the complaint with prejudice in October 2010. The plaintiffs appealed the dismissal of two counts of the complaint and, on February 22, 2012, the Eleventh Circuit reversed and directed the district court to reinstate those two claims. The district court has set a briefing schedule.

In April 2010, the Attorney General for the State of California requested information from Medco about a former consultant who was engaged by Medco in 2004 and again later in a year-to-year contract that ended in 2009. On March 22, 2012, Medco entered into a settlement agreement with the California Attorney General’s Office with regard to this inquiry. The settlement agreement does not include any finding or admission of wrongdoing on the part of Medco or its employees. As part of the settlement, a complaint and stipulated final judgment were also filed in the California Superior Court on March 23, 2012. The stipulated final judgment requires that Medco take certain actions and does not constitute evidence of an admission by Medco regarding any issue of law or fact alleged in the complaint. Medco paid the California Attorney General’s office $2.75 million in reimbursement of costs related to the inquiry and settlement. The stipulated judgment was approved and entered by the Court on April 12, 2012.

In March 2011, Medco received a subpoena from the SEC’s Los Angeles Regional Office staff requesting the production of documents relating to an ongoing investigation of the California Public Pension Funds. Medco is cooperating with the SEC. We are not able to predict with certainty the timing or outcome of this matter.

In July 2011, Medco received a subpoena duces tecum from the United States Department of Justice, District of Delaware, requesting information from Medco concerning its arrangements with Astra Zeneca concerning four Astra Zeneca drugs. Medco is cooperating with the inquiry. We are not able to predict with certainty the timing or outcome of this matter.

Antitrust and Related Litigation. In August 2003, a lawsuit captioned Brady Enterprises, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed in the U.S. District Court for the Eastern District of Pennsylvania against Merck & Co., Inc. (“Merck”) and Medco. The plaintiffs, who seek to represent a national class of retail pharmacies that had contracted with Medco, allege that Medco has conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through the alleged conspiracy, Medco has engaged in various forms of anticompetitive conduct, including, among other things, setting artificially low reimbursement rates to such pharmacies. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief. The plaintiffs’ motion for class certification is currently pending before the Multidistrict Litigation Court.

In October 2003, a lawsuit captioned North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed in the U.S. District Court for the Northern District of Alabama against Merck and Medco. In their Second Amended Complaint, the plaintiffs allege that Merck and Medco engaged in price fixing and other unlawful concerted actions with others, including other PBMs, to restrain trade in the dispensing and sale of prescription drugs to customers of retail pharmacies who participate in programs or plans that pay for all or part of the drugs dispensed, and conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through such concerted action, Merck and Medco engaged in various forms of anticompetitive conduct, including, among other things, setting reimbursement rates to such pharmacies at unreasonably low levels. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief. The plaintiffs’ motion for class certification has been granted, but this matter has been consolidated with other actions where class certification remains an open issue.

In December 2005, a lawsuit captioned Mike’s Medical Center Pharmacy, et al. v. Medco Health Solutions, Inc., et al. was filed against Medco and Merck in the U.S. District Court for the Northern District of California. The plaintiffs seek to represent a class of all pharmacies and pharmacists that had contracted with Medco and California pharmacies that had indirectly purchased prescription drugs from Merck and make factual allegations similar to those in the Alameda Drug Company action discussed below. The plaintiffs assert claims for violation of the Sherman Act, California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, treble damages, restitution, disgorgement of unlawfully obtained profits and injunctive relief.

In April 2006, the Brady plaintiffs filed a petition to transfer and consolidate various antitrust actions against PBMs, including North Jackson, Brady, and Mike’s Medical Center before a single federal judge. The motion was granted in August 2006. These actions are now consolidated for pretrial purposes in the U.S. District Court for the Eastern District of Pennsylvania. The consolidated action is known as In re Pharmacy Benefit Managers Antitrust Litigation. The plaintiffs’ motion for class certification in certain actions is currently pending before the Multidistrict Litigation Court.

In January 2004, a lawsuit captioned Alameda Drug Company, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed against Medco and Merck in the Superior Court of California. The plaintiffs, which seek to represent a class of all California pharmacies that had contracted with Medco and that had indirectly purchased prescription drugs from Merck, allege, among other things, that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, if not earlier, Medco failed to maintain an Open Formulary (as defined in the consent injunction), and that Medco and Merck had failed to prevent nonpublic information received from competitors of Merck and Medco from being disclosed to each other. The plaintiffs further allege that, as a result of these alleged practices, Medco had been able to increase its market share and artificially reduce the level of reimbursement to the retail pharmacy class members, and that the prices of prescription drugs from Merck and other pharmaceutical manufacturers that do business with Medco had been fixed and raised above competitive levels. The plaintiffs assert claims for violation of California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, compensatory damages, restitution, disgorgement of unlawfully obtained profits and injunctive relief. In the complaint, the plaintiffs further allege, among other things, that Medco acted as a purchasing agent for its plan sponsor customers, resulting in a system that serves to suppress competition.

Other Matters

In the ordinary course of business, Medco is involved in disputes with clients, retail pharmacies and suppliers, which may involve litigation, claims, arbitrations and other proceedings and Medco is subject to government audits and recoupment demands. Although it is not feasible to predict or determine the final outcome of any proceedings with certainty, Medco does not believe that any of these disputes could have, individually or in the aggregate, a material adverse effect on Medco’s business, financial condition, liquidity or operating results. In addition, Medco entered into an indemnification and insurance matters agreement with Merck in connection with Medco’s spin-off in 2003, which may require Medco in some instances to indemnify Merck.

Twenty-two lawsuits have been filed since the announcement of the Merger on July 21, 2011 that name as defendants Medco, Medco’s Board of Directors, and ESI. The purported class action complaints allege, among other things, a breach of fiduciary duty in connection with the approval of the Merger Agreement between Medco and ESI. The plaintiffs sought, among other things, to enjoin the defendants from consummating the merger transaction on the agreed-upon terms, and unspecified compensatory damages, together with the costs and disbursements of the action. A class was certified in the Court of Chancery of the State of Delaware. The cases filed in the Superior Court of the State of New Jersey were stayed on August 26, 2011. On November 7, 2011, the parties entered into a memorandum of understanding in which they agreed upon the terms of settlement, and plaintiffs agreed to withdraw applications for preliminary injunction of the acquisition and stay all further litigation pending court approval of the settlement. The terms of the settlement are reflected in the Amendment No. 1 to Agreement and Plan of Merger, which was included as Exhibit 2.1 to Medco’s Current Report on Form 8-K filed November 8, 2011. On April 16, 2012, the United States District Court for the District of New Jersey approved the settlement pertaining to all parties to the litigation.

On Thursday, March 29, 2012, two pharmacy trade groups and several retail pharmacies filed a lawsuit seeking a preliminary injunction to prohibit the merger between Medco and ESI. The Court held a hearing on plaintiffs’ motion for preliminary injunction and the Parent’s motion to dismiss on April 10, 2012. On April 25, 2012, the Court denied plaintiffs’ motion for preliminary injunction. The Parent’s motion to dismiss remains under submission. We are not able to predict with certainty the timing or outcome of this matter.

Purchase Commitments

As of March 31, 2012, Medco has contractual commitments to purchase inventory from certain biopharmaceutical manufacturers associated with Medco’s Specialty Pharmacy business, and are contracts for fixed amounts totaling $917.0 million through 2014. Medco also has purchase commitments for diabetes supplies of $26.1 million, technology-related agreements of $19.6 million and advertising commitments of $1.0 million.

11. SUBSEQUENT EVENTS—MERGER

We have evaluated subsequent events through May 10, 2012, the date of the filing of these financial statements.

The Merger was completed on April 2, 2012. As a result of the Merger, Medco and ESI each became wholly owned subsidiaries of Express Scripts Holding Company (f/k/a Aristotle Holding, Inc.) (“Express Scripts” or the “Parent”) and former Medco and ESI stockholders became owners of stock in the Parent. Upon closing of the Merger, former ESI shareholders own approximately 59% of the Parent and former Medco shareholders own approximately 41%. Per the terms of the Merger Agreement, each share of Medco common stock was converted into (i) the right to receive $28.80 in cash, without interest and (ii) 0.81 shares of the Parent stock. Holders of Medco stock options, restricted stock units, and deferred stock units received a replacement award at an exchange ratio of 1.3474 awards of the Parent for each Medco award, which is equal to the sum of (i) 0.81 and (ii) the quotient obtained by dividing (1) $28.80 (the cash component of the Merger consideration) by (2) an amount equal to the average of the closing prices of ESI common stock on the NASDAQ for each of the 15 consecutive trading days ending with the fourth complete trading day prior to the completion of the Merger.

As a consequence of the Merger, trading in shares of common stock of Medco on the New York Stock Exchange was suspended on April 2, 2012.

Departure of Directors and Officers. Effective as of the closing of the Merger each of the former members of the Board of Directors of Medco resigned. In addition, effective as of the closing of the Merger, each of the former officers of Medco was removed.

Amendments to Articles of Incorporation or Bylaws. On April 2, 2012, in connection with the Merger Agreement, Medco amended and restated its Amended and Restated Certificate of Incorporation to reflect the changes contemplated by the Merger Agreement and described in the Joint Proxy Statement/Prospectus. Effective that same date, Medco amended and restated its bylaws to reflect the changes contemplated by the Merger Agreement and described in the Joint Proxy Statement/Prospectus.

Indebtedness. The Parent acquired the $1,000.0 million senior unsecured revolving credit facility and the $1,000.0 million senior unsecured term loan held by Medco upon consummation of the Merger on April 2, 2012. Immediately upon consummation of the Merger, the Parent repaid the credit facility, term loan and all associated interest.

Following consummation of the Merger on April 2, 2012, several series of senior notes issued by Medco will be reported as debt obligations of the Parent on a consolidated basis:

•	$500.0 million aggregate principal amount of 7.250% senior notes due 2013

•	$300.0 million aggregate principal amount of 6.125% senior notes due 2013

•	$500.0 million aggregate principal amount of 2.750% senior notes due 2015

•	$1,200.0 million aggregate principal amount of 7.125% senior notes due 2018

•	$500.0 million aggregate principal amount of 4.125% senior notes due 2020

On April 6, 2012, Medco issued a notice of redemption to the holders of its 7.25% Senior Notes due August 15, 2013 (the “Notes”), and redeemed the Notes on May 7, 2012. The Notes were redeemable at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed, or (ii) the sum of the present values of 107.25% of the principal amount of these notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at a semi-annual equivalent yield to a comparable U.S. Treasury security for such redemption date plus 50 basis points. Total cash payments related to these notes were $549.4 million comprised of principal, redemption costs and interest.

Stock-Based Compensation Plans. Effective upon the closing of the Merger, the Board of Directors of the Parent assumed the sponsorship of the Medco Health Solutions, Inc. 2002 Stock Incentive Plan, originally adopted by Medco, allowing the Parent to issue awards under such plan. As part of the consideration transferred in the Merger, the Parent issued 41.5 million replacement stock options to holders of Medco stock options and 7.2 million replacement restricted stock units to holders of Medco restricted stock units.

12. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed consolidating financial information has been prepared in accordance with the requirements for presentation of guarantor combined consolidated financial information under Rule 3-10(g) of Regulation S-X. The November 2011 senior notes and the February 2012 senior notes issued by Express Scripts, are jointly and severally and fully and unconditionally (subject to certain customary release provisions, including sale, exchange, transfer or liquidation of the guarantor subsidiary) guaranteed on a senior unsecured basis by ESI and most of Express Scripts’ current and future 100% owned domestic subsidiaries, including, following the consummation of the Merger, Medco and certain of Medco’s 100% owned domestic subsidiaries. The following presents the condensed consolidating financial information separately for:

(i)	Medco, the issuer of guaranteed obligations, and a guarantor of Express Scripts’ obligations;

(ii)	Medco’s guarantor subsidiaries, on a combined basis;

(iii)	Medco’s non-guarantor subsidiaries, on a combined basis;

(iv)	Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among Medco, Medco’s guarantor subsidiaries and Medco’s non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries and (c) record consolidating entries; and

(v)	Medco Health Solutions, Inc. and its subsidiaries on a consolidated basis.

Condensed Consolidating Balance Sheet

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non-Guarantors	Eliminations	Consolidated
As of March 31, 2012
Cash and cash equivalents	$530.1	$129.1	$366.7	$—	$1,025.9
Short-term investments	—	—	2.6	—	2.6
Manufacturer accounts receivable, net	16.1	48.6	1,830.5	—	1,895.2
Client accounts receivable, net	1,537.6	733.9	160.7	—	2,432.2
Inventories, net	—	803.6	27.3	—	830.9
Prepaid expenses and other current assets	458.9	247.9	27.3	—	734.1

Total current assets	2,542.7	1,963.1	2,415.1	—	6,920.9

Property and equipment, net	—	1,122.2	16.9	—	1,139.1
Investments in subsidiaries	5,490.5	—	—	(5,490.5)	—
Intercompany	2,312.8	—	—	(2,312.8)	—
Goodwill	3,298.1	3,535.3	140.5	—	6,973.9
Intangible assets, net	789.3	1,230.4	66.2	—	2,085.9
Other noncurrent assets	43.5	6.9	7.6	—	58.0

Total assets	$14,476.9	$7,857.9	$2,646.3	$(7,803.3)	$17,177.8

Claims and other accounts payable	$2,245.5	$917.4	$41.3	$—	$3,204.2
Client rebates and guarantees payable	2,238.3	—	—	—	2,238.3
Accrued expenses and other current liabilities	186.9	656.4	224.1	—	1,067.4
Short-term debt and current portion of long-term debt	2,299.6	—	41.4	—	2,341.0

Total current liabilities	6,970.3	1,573.8	306.8	—	8,850.9

Long-term debt, net	2,699.7	—	—	—	2,699.7
Intercompany	—	1,495.0	817.8	(2,312.8)	—
Other noncurrent liabilities	366.9	788.5	31.9	—	1,187.3
Stockholders’ equity	4,440.0	4,000.6	1,489.8	(5,490.5)	4,440.0

Total liabilities and stockholders’ equity	$14,476.9	$7,857.9	$2,646.3	$(7,803.3)	$17,177.8

As of December 31, 2011
Cash and cash equivalents	$1.1	$24.7	$203.3	$—	$229.1
Short-term investments	—	—	2.6	—	2.6
Manufacturer accounts receivable, net	22.5	49.6	2,060.6	—	2,132.7
Client accounts receivable, net	1,871.6	704.4	161.6	—	2,737.6
Inventories, net	—	854.6	43.2	—	897.8
Prepaid expenses and other current assets	427.1	229.4	24.2	—	680.7

Total current assets	2,322.3	1,862.7	2,495.5	—	6,680.5

Property and equipment, net	—	1,093.4	15.0	—	1,108.4
Investments in subsidiaries	5,405.9	—	—	(5,405.9)	—
Intercompany	2,137.0	—	—	(2,137.0)	—
Goodwill	3,298.1	3,519.1	136.6	—	6,953.8
Intangible assets, net	819.6	1,260.7	67.7	—	2,148.0
Other noncurrent assets	55.0	9.5	7.6	—	72.1

Total assets	$14,037.9	$7,745.4	$2,722.4	$(7,542.9)	$16,962.8

Claims and other accounts payable	$2,145.1	$1,184.0	$46.4	$—	$3,375.5
Client rebates and guarantees payable	2,357.7	—	—	—	2,357.7
Accrued expenses and other current liabilities	148.5	754.9	70.0	—	973.4
Short-term debt and current portion of long-term debt	2,000.0	—	42.7	—	2,042.7

Total current liabilities	6,651.3	1,938.9	159.1	—	8,749.3

Long-term debt, net	3,001.6	—	—	—	3,001.6
Intercompany	—	1,095.0	1,042.0	(2,137.0)	—
Other noncurrent liabilities	375.6	788.3	38.6	—	1,202.5
Stockholders’ equity	4,009.4	3,923.2	1,482.7	(5,405.9)	4,009.4

Total liabilities and stockholders’ equity	$14,037.9	$7,745.4	$2,722.4	$(7,542.9)	$16,962.8

Condensed Consolidating Statement of Operations

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
For the quarter ended March 31, 2012
Product net revenues	$14,579.5	$1,347.3	$377.4	$(655.2)	$15,649.0
Service revenues	255.5	108.0	19.3	—	382.8

Total net revenues	14,835.0	1,455.3	396.7	(655.2)	16,031.8

Cost of product net revenues	14,462.5	754.1	340.3	(655.2)	14,901.7
Cost of service revenues	29.8	90.2	12.0	—	132.0

Total cost of revenues	14,492.3	844.3	352.3	(655.2)	15,033.7

Selling, general and administrative expenses	4.5	438.9	28.2	—	471.6
Amortization of intangibles	30.3	38.1	2.6	—	71.0
Interest expense (income), and other (income) expense, net	47.7	(0.2)	3.3	—	50.8

Total costs and expenses	14,574.8	1,321.1	386.4	(655.2)	15,627.1

Income before provision for income taxes	260.2	134.2	10.3	—	404.7
Provision for income taxes	99.7	56.7	3.2	—	159.6

Net income from continuing operations	160.5	77.5	7.1	—	245.1
Equity in earnings of subsidiaries	84.6	—	—	(84.6)	—

Net income (loss)	$245.1	$77.5	$7.1	$(84.6)	$245.1

Other comprehensive income	1.8	—	1.1	(1.1)	1.8

Comprehensive income	$246.9	$77.5	$8.2	$(85.7)	$246.9

For the quarter ended March 26, 2011
Product net revenues	15,727.9	1,220.2	318.3	(604.6)	16,661.8
Service revenues	254.3	97.3	6.2	—	357.8

Total net revenues	15,982.2	$1,317.5	$324.5	$(604.6)	$17,019.6

Cost of product net revenues	15,482.0	680.2	271.3	(604.6)	15,828.9
Cost of service revenues	30.2	83.8	6.4	—	120.4

Total cost of revenues	15,512.2	764.0	277.7	(604.6)	15,949.3

Selling, general and administrative expenses	0.8	372.6	13.7	—	387.1
Amortization of intangibles	30.3	41.4	1.5	—	73.2
Interest expense (income), and other (income) expense, net	48.3	0.5	5.4	—	54.2

Total costs and expenses	15,591.6	1,178.5	298.3	(604.6)	16,463.8

Income before provision for income taxes	390.6	139.0	26.2	—	555.8
Provision for income taxes	151.8	62.1	8.8	—	222.7

Net income from continuing operations	238.8	76.9	17.4	—	333.1
Equity in earnings of subsidiaries	94.3	—	—	(94.3)	—

Net income (loss)	$333.1	$76.9	$17.4	$(94.3)	$333.1

Other comprehensive income	26.8	26.0	9.5	(35.5)	26.8

Comprehensive income	$359.9	$102.9	$26.9	$(129.8)	$359.9

Condensed Consolidating Statement of Cash Flows

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
For the quarter ended March 31, 2012

Net cash flows provided by (used by) operating activities	$616.6	$(234.5)	$391.8	$—	$773.9

Cash flows from investing activities:
Capital expenditures	—	(83.1)	(2.9)	—	(86.0)
Purchases of securities and other assets	—	—	—	—	—
Acquisitions of businesses, net of cash acquired	—	(24.1)	—	—	(24.1)
Proceeds from sale of securities and other investments	—	—	—	—	—

Net cash (used by) provided by investing activities	—	(107.2)	(2.9)	—	(110.1)

Cash flows from financing activities:
Proceeds from revolving credit facility	25.0	—	—	—	25.0
Repayments on revolving credit facility	(1,025.0)	—	—	—	(1,025.0)
Proceeds from short-term debt	1,000.0	—	—		1,000.0
Repayments of short-term debt	—	—	(1.3)		(1.3)
Debt issuance costs	(0.8)	—	—	—	(0.8)
Purchases of treasury stock	—	—	—	—	—
Excess tax benefits from stock-based compensation arrangements	—	46.1	—	—	46.1
Net proceeds (payments) from employee stock plans	89.0	—	—	—	89.0
Net transactions with parent	(175.8)	400.0	(224.2)	—	—

Net cash provided by (used by) financing activities	(87.6)	446.1	(225.5)	—	133.0

Net increase (decrease) in cash and cash equivalents	529.0	104.4	163.4	—	796.8
Cash and cash equivalents at beginning of period	1.1	24.7	203.3	—	229.1
Cash and cash equivalents at end of period	$530.1	$129.1	$366.7	$—	$1,025.9

Condensed Consolidating Statement of Cash Flows

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
For the quarter ended March 26, 2011

Net cash flows provided by (used by) operating activities	$90.6	$(30.1)	$33.5	$—	$94.0

Cash flows from investing activities:
Capital expenditures	—	(42.7)	(1.8)	—	(44.5)
Purchases of securities and other assets	(2.0)	—	(0.5)	—	(2.5)
Acquisitions of businesses, net of cash acquired	—	—	—	—	—
Proceeds from sale of securities and other investments	—	—	12.7	—	12.7

Net cash (used by) provided by investing activities	(2.0)	(42.7)	10.4	—	(34.3)

Cash flows from financing activities:
Proceeds from revolving credit facility	3,612.2	—	—	—	3,612.2
Repayments on revolving credit facility	(3,612.2)	—	—	—	(3,612.2)
Proceeds from accounts receivable financing facility and other	—	—	253.3		253.3
Repayments under accounts receivable financing facility	—	—	(250.0)		(250.0)
Debt issuance costs	—	—	—	—	—
Purchases of treasury stock	(836.6)	—	—	—	(836.6)
Excess tax benefits from stock-based compensation arrangements	—	17.9	—	—	17.9
Net proceeds (payments) from employee stock plans	29.4	—	—	—	29.4
Net transactions with parent	337.6	(306.1)	(31.5)	—	—

Net cash used by financing activities	(469.6)	(288.2)	(28.2)	—	(786.0)

Net (decrease) increase in cash and cash equivalents	(381.0)	(361.0)	15.7	—	(726.3)
Cash and cash equivalents at beginning of period	458.3	361.0	34.1	—	853.4

Cash and cash equivalents at end of period	$77.3	$—	$49.8	$—	$127.1